UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            DAKA INTERNATIONAL, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   234068-20-3
                  ---------------------------------------------
                                 (CUSIP Number)

                             Gregg Grimmelbein, CFO
                          Seneca Capital Advisors, LLC
                                830 Third Avenue
                                   14th Floor
                               New York, NY 10022
                                 (212) 371-1300

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
  Communications)

                                  June 10, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [X]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D

CUSIP NO.       234068-20-3                         PAGE    2    OF   8   PAGES
           ----------------------------                  -------    -----

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person Douglas A. Hirsch
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                  (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         AF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(d) or 2(e)                                                        |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization     USA
--------------------------------------------------------------------------------
  Number of          7     Sole Voting Power                  0
  Shares             ___________________________________________________________
  Beneficially                8     Shared Voting Power                569,800
  Owned by           ___________________________________________________________
  Each                        9     Sole Dispositive Power             0
  Reporting          ___________________________________________________________
  Person With                 10  Shared Dispositive Power             569,800
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       719,800*
                                                             *See Items 5 and 6
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                   6.45%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





CUSIP NO. 234068-20-3                                PAGE   3   OF   8   PAGES
                                                          -----    -----



ITEM 1. SECURITY AND ISSUER

        Securities acquired: Common Stock, $0.01 par value

        Issuer: Daka International, Inc.
                55 Ferncroft Road
                Danvers, MA 01923


ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule is being filed by Douglas A. Hirsch (hereinafter sometimes referred to as the "Reporting Person") in his capacity as the controlling person of certain investment advisory entities described in (b) below which, in the aggregate, have discretionary trading authority and voting power over in excess of 5% of the Issuer's outstanding Common Stock. Neither of such entities nor any of their advisory clients, individually is a Reporting Person hereunder because the ownership of Common Stock of the Issuer by each is less than 5%.

     (b), (c) and (f) The Reporting Person and other entities described herein (other than the Managed Accounts (as defined below))each have a business address of 830 Third Avenue, 14th Floor, New York, New York 10022.

     Douglas A. Hirsch is an United States citizen residing in the State of New York whose principal occupation is as Managing Member of each of Seneca Capital Advisors, LLC, a Delaware limited liability company ("Advisors"), and Seneca Capital Investments, LLC, a Delaware limited liability company ("Investments").

     Advisors is a privately-owned Delaware limited liability company the principal business of which is to invest in securities and other financial instruments on behalf of certain managed brokerage accounts owned by parties which are independent of the Reporting Person (the "Managed Accounts"), and to act as General Partner of Seneca Capital, L.P. ("Seneca US") a privately-owned Delaware investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

     Investments is a privately owned Delaware limited liability company the principal business of which is to act as investment adviser to Seneca Capital International, Ltd. ("Seneca Ltd.") a company incorporated with limited liability in the Cayman Islands, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

     (d) No events have occurred which would be required to be reported under the provisions of this Item.

     (e) No events have occurred which would be required to be reported under the provisions of this Item.









CUSIP NO. 234068-20-3                                  PAGE   4   OF   8   PAGES
                                                            -----    -----




ITEM 3. SOURCE AND AMOUNT OF FUNDS

     The source of the funds used by the Reporting Person to purchase Common Stock of the Issuer on behalf of Seneca US, Seneca Ltd., and the Managed Accounts was working capital of such entities and margin borrowing through Bear Stearns & Co. The approximate aggregate amounts of funds of such entities used to purchase such Common Stock purchased during the last 60 days was $8,539,495 (inclusive of commissions and other expenses). The portion of such funds which were provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and unrelated ongoing transactions in each account. Working capital was provided by capital contributions of investors and internally generated funds.

ITEM 4. PURPOSE OF THE TRANSACTION

     The purpose of the acquisition of securities of the Issuer by the Reporting Person is investment. Except as otherwise set forth below, neither the Reporting Person nor any of the entities controlled thereby has any current plans or proposals which would result in any of the following:

     1) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Person;

     2)  any   extraordinary   corporate   transaction,   such   as  a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4)  any change in the present board of directors or managers of the Issuer;

     5) any material change in the present capitalization or dividend policy of the Issuer;

     6) any other material change in the Issuer's business or corporate structure;

     7)  any  change  in  the   Issuer's   charter,   by-laws   or   instruments
         corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     8) causing a class of securities of the Issuer to be delisted from a national securities exchange;

     9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     10) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The beneficial ownership by the Reporting Person of Common Stock of the Issuer as of the date hereof is as follows:








CUSIP NO. 234068-20-3                                  PAGE   5   OF   8   PAGES
                                                            -----    -----





        No. of Shares Deemed              Nature of Ownership                  Percentage of Class
      to be Beneficially Owned:           -------------------                  -------------------
      -------------------------
               719,800*               569,800 of such shares are                        6.45%*
                                      beneficially owned by Seneca
                                      US, Seneca Ltd. and the
                                      Managed Accounts.  Advisors
                                      and Investments have
                                      discretionary trading authority
                                      and voting power over such
                                      shares pursuant to the terms of
                                      the limited partnership
                                      agreements and  investment
                                      managements agreements in
                                      effect between them and such
                                      entities.  The Reporting Person is
                                      the Managing Member of each of
                                      Advisors and Investments.
                                      Therefore, the Reporting Person
                                      may be deemed to have indirect
                                      beneficial ownership of, and
                                      shared voting and dispositive
                                      power with respect to, such
                                      569,800 shares.

                                      *150,000 shares of the total
                                      719,800 reported in Row
                                      11 on Page 2 are subject to an
                                      equity swap transaction more
                                      particularly described in Item 6
                                      below.  Mr. Hirsch disclaims
                                      beneficial ownership of such
                                      shares.

         Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships described herein, Douglas A. Hirsch may be deemed to be the beneficial owner of 719,800 shares (6.45%) of the Common Stock of the Issuer. As stated above, Mr. Hirsch disclaims beneficial ownership of the aggregate 150,000 of such shares which are subject to the equity swap transactions described in
Item 6.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for the Reporting Person and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 11,153,203 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-Q filed with the United States Securities and Exchange Commission for the quarter ended March 29, 1997.

         (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Person are as follows (all such transactions were open market acquisitions of Common Stock, except as otherwise indicated):






CUSIP NO. 234068-20-3                                  PAGE   6   OF   8   PAGES
                                                            -----    -----




              Date                 No. of Shares           Net Price Per Share              Net Total
              ----                 -------------           -------------------              ---------
             5/6/97                     21,600                     8.28                    $178,848.00
             5/6/97                      3,400                     8.50                     $28,900.00
             5/7/97                     25,000                     8.91                    $222,750.00
             5/8/97                     60,000                     9.44                    $566,400.00
             5/8/97                     10,000                     9.56                     $95,600.00
             5/8/97                      8,300                     9.82                     $81,506.00
             5/8/97                     10,000                     9.25                     $92,500.00
             5/9/97                     10,000                    10.38                    $103,800.00
             5/9/97                     49,700                    10.62                    $527,814.00
             5/9/97                     27,000                    10.63                    $287,010.00
            5/12/97                      1,000                    10.68                    $106,800.00
            5/12/97                     49,000                    10.72                    $525,280.00
            5/16/97                     20,000                    10.94                    $218,800.00
            5/16/97                     26,100                    10.96                    $286,056.00
            5/28/97                     41,000                    12.94                    $530,540.00
            5/28/97                      7,500                    13.08                     $98,100.00
            5/28/97                    167,000                    13.09                  $2,186,030.00
            5/29/97                    150,000(*)                 12.74                 $1,911,000.00(*)
             6/2/97                      5,000                    12.63                     $63,150.00
             6/2/97                     10,000                    12.88                    $128,800.00
             6/2/97                      4,500                    12.91                     $58,095.00
             6/3/97                     50,000                    13.06                    $653,000.00
             6/6/97                     45,000                    13.19                    $593,550.00
            6/10/97                     58,700                    13.18                    $773,666.00
            6/10/97                     10,000                    13.25                    $132,500.00

--------------------------------------
   (*) Transfer in connection with entry into equity swap transactions described in Item 6. Reporting Person disclaims all beneficial ownership of such shares.








CUSIP NO. 234068-20-3                                  PAGE   7   OF   8   PAGES
                                                            -----    -----




         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Advisors and Investments have each entered into a Swap Transaction (collectively the "Swap") with Banker's Trust Company (the "Swap Counterparty") or an affiliate thereof pursuant to standard ISDA Master Agreements (collectively, the "Swap Agreements"). The shares of the Issuer reported in Item 5(c) above as being transferred on May 29, 1997, were all transferred to the Swap Counterparty for the price indicated in connection with the creation of an equity swap on an equivalent number of shares. All dispositive and voting power over such shares is held by the Swap Counterparty and the Reporting Person disclaims beneficial ownership thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.







CUSIP NO. 234068-20-3                                  PAGE   8   OF   8   PAGES
                                                            -----    -----


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            /s/ Douglas A. Hirsch
                                            -----------------------------------
                                            Douglas A. Hirsch


Date: June 20, 1997